Exhibit 99.123

/C O R R E C T I O N from Source - StarPoint Energy Trust/

In c0680 transmitted today at 18:07e an error was missed in the per Trust Unit amount in the first paragraph. “$0.20” should have been “$0.21”. Corrected copy follows:

/C O R R E C T I O N from Source - StarPoint Energy Trust/

In c0516 transmitted today at 16:01e an error occurred in the dates in the first paragraph. Trust Unit to be paid on July 15, 2005 in respect of June production, for unit holders of record is on “June 30, 2005” and not “June 22, 2005”. The ex-distribution date is “June 28, 2005” and not “June 20, 2005”. Corrected copy follows:

StarPoint Energy Trust

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW. /

Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, June 10 /CNW/ - StarPoint Energy Trust (the “Trust”) is pleased to announce that the Trust has declared a distribution of $0.21 per Trust Unit to be paid on July 15, 2005 in respect of June production, for unit holders of record on June 30, 2005. The ex-distribution date is June 28, 2005.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by StarPoint at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by StarPoint that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and many not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

/For further information: please contact: StarPoint Energy Trust, Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax:
(403) 263-3388/